GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 30, 2008

Grant of New Stock Options, Cancellation and Re-Issuance of Existing Stock Options

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), wishes to report that the Company's Board of Directors has approved the issuance of stock options to directors, officers and consultants, effective December 30, 2008, for the purchase of 450,000 common shares of the Company at a price of $0.10 per share, exercisable until December 30, 2013.

Also, the Board of Directors has approved the cancellation of 1,525,000 existing stock options held by directors, officers and consultants of the Company and has granted new options to these optionees on 1,525,000 at an exercise price of $0.10 per share. These options are exercisable until December 30, 2013.

The issuance of new options and the cancellation and re-issuance of existing options was recommended by Great Quest's Compensation Committee. The new options and the re-granted options are being issued to directors, officers and consultants of the Company in accordance with Great Quest's Stock Option Plan dated March 12, 2004. The granting of these options is subject to TSX approval. In accordance with regulations, the re-granted options to insiders are also subject to approval by a majority of the disinterested shareholders of the Company. The total number of options outstanding on receipt of all approvals is 2,675,000, or 8.9% of the issued and outstanding common shares of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ   Frankfurt Exchange: GQM

dlw 1/14

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 31, 2008

Great Quest Announces $120,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce a private placement of 3,000,000 units at $0.04 per unit, consisting of one common share and one half of a transferable share purchase warrant, for total proceeds of $120,000. Each full warrant will entitle the holder to purchase one additional share in the Company's capital stock at $0.07 for a period of one year from the date of closing. The private placement is subject to regulatory approval and all shares issued under the private placement will be subject to a four-month hold period from the date of closing. A finder's fee will be paid and broker's warrants issued on a portion of the private placement.

The proceeds of the private placement will be used for continued assessment of the Tilemsi project, corporate purposes and investor relations.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

END